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                                                                EXHIBIT(a)(5)(A)

         TRANSWITCH CORPORATION ANNOUNCES PRELIMINARY RESULTS OF TENDER
                   OFFER FOR A PORTION OF ITS DEBT SECURITIES
  -- Tender Offer Results in Reduction of Approximately $200 Million Aggregate
                           Principal Amount of Debt -

(Shelton, CT) - March 12, 2002 - TranSwitch Corporation - (Nasdaq: TXCC) today announced that it has completed its tender offer (the "Offer") for up to $200,000,000 in principal amount of its 4 1/2% Convertible Notes due 2005 (the "Notes"). The Offer expired at 12:00 midnight, New York City time, on Monday, March 11, 2002.

Based on preliminary information, $205,959,000 in principal amount of the Notes were validly tendered and not withdrawn in the Offer. The determination of the final principal amount of the Notes accepted for payment is subject to the final confirmation of the proper delivery of the Notes tendered and not properly withdrawn and the proration factor, if any. TranSwitch will make a final announcement regarding the principal amount of Notes accepted for payment and the proration factor, if any, in three business days.

TranSwitch will purchase all tendered Notes accepted for payment at a purchase price of $700 per $1,000 principal amount of Notes. TranSwitch will pay to the depositary the aggregate purchase price, including accrued interest through March 13, 2002, for the Notes accepted for payment on March 14, 2002.

Credit Suisse First Boston Corporation acted as dealer manager and D.F. King & Co., Inc. acted as the information agent in connection with the Offer.


ABOUT TRANSWITCH CORPORATION

TranSwitch Corporation, headquartered in Shelton, Connecticut, is a leading developer and global supplier of innovative highspeed VLSI semiconductor solutions - Connectivity EnginesTM - to original equipment manufacturers who serve three end-markets: the Worldwide Public Network Infrastructure, the Internet Infrastructure, and corporate Wide Area Networks (WANs). Combining its indepth understanding of applicable global communication standards and its world-class expertise in semiconductor design, TranSwitch Corporation implements communications standards in VLSI solutions which deliver high levels of performance. Committed to providing high-quality products and service, TranSwitch is ISO 9001 registered. Detailed information on TranSwitch products, news announcements, seminars, service and support is available on TranSwitch's home page at the World Wide Web site - http://www.transwitch.com.

The statements contained in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties, including without limitation, risks of downturns in economic conditions generally, and in the telecommunications and data communications markets and the semiconductor industry specifically, risks associated with foreign sales and with high customer concentration, risks in technology development and commercialization, risks in

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product development and market acceptance of and demand for TranSwitch's products, risks of dependence on third-party VLSI fabrication facilities, intellectual property rights and litigation, risks associated with competition and competitive pricing pressures, and other risks detailed in TranSwitch's filings with the Securities and Exchange Commission. These and other factors may cause actual results to differ materially from those projected.

TranSwitch is a registered trademark of TranSwitch Corporation.






FOR MORE INFORMATION CONTACT

TranSwitch Corporation
Peter J. Tallian
+1 203-929-8810 X2492
www.transwitch.com
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